Exhibit 99.2

Sent via Email to: lixin@ihangmei.com; liuyan@ihangmei.com; wuwei1@ihangmei.com

April 17, 2020

Mr. Xin Li

Chief Financial Officer

AirNet Technology Inc.

15/F, Sky Plaza, No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

The People’s Republic of China

Re:	AirNet Technology Inc. (the “Company”)

Nasdaq Security: American Depositary Shares

Nasdaq Symbol: ANTE

Dear Mr. Li:

As you well know, the last few weeks have been marked by unprecedented turmoil in U.S. and world financial markets. While the equity markets have functioned well, this turmoil has significantly impacted investor confidence resulting in depressed prices for companies that otherwise remain suitable for continued listing.

Given these extraordinary market conditions, Nasdaq has determined to toll the compliance periods for bid price and market value of publicly held shares (“MVPHS”) requirements (collectively, the “Price-based Requirements”) through June 30, 2020. In that regard, on April 16, 2020, Nasdaq filed an immediately effective rule change with the Securities and Exchange Commission.1 As a result, companies presently in compliance periods for any Price-based Requirements will remain at that same stage of the process and will not be subject to being delisted for these concerns. Starting on July 1, 2020, companies will receive the balance of any pending compliance period in effect at the start of the tolling period to regain compliance.

Accordingly, since the Company had 163 calendar days remaining in its bid price compliance period as of April 16, 2020, it will, upon reinstatement of the Price-based Requirements, still have 163 days from July 1, 2020, or until December 10, 2020, to regain compliance. The Company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by evidencing compliance with the Price-based Requirements for a minimum of 10 consecutive trading days.

NASDAQ believes that the tolling of the compliance periods will allow companies to focus on running their businesses, rather than satisfying market-based requirements that are largely beyond their control in the current environment. Moreover, the tolling of the compliance periods should help to restore investor confidence in affected NASDAQ companies, and will allow investors to make decisions without considering the likelihood of a very near-term delisting.

1 SR-NASDAQ-2020-021 (http://img.n.nasdaq.com/Web/GIS/%7B1b62f703-d510-4903-aab1-fd7993d5b2de%7D_SR-NASDAQ-2020-021.pdf).

Mr. Xin Li

April 17, 2020

If you have any questions, please do not hesitate to contact me at +1 301 978 8034.

Sincerely,

W. Wayne Bush, CFA

Director

Nasdaq Listing Qualifications

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